SUB-ITEM 77K: CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANTS

At its October 7, 2005 meeting, the Trust's Board of Trustees (the "Board") and the Board's Audit Committee approved Deloitte & Touche LLP ("Deloitte") as the Fund's Independent Registered Public Accounting Firm. The Predecessor Fund's Independent Registered Public Accounting Firm was Briggs, Bunting & Dougherty, LLP ("BBD"). The decision to appoint Deloitte as the Fund's Independent
Registered Public Accounting Firm was motivated by the fact that Deloitte already serves as the Independent Registered Public Accounting Firm for a majority of the Trust's other series.

For the period of May 19, 2005 through December 31, 2005, BBD served as the Predecessor Fund's Independent Registered Public Accounting Firm. During that period, the Predecessor Fund had no disagreements with BBD on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of BBD, would have caused it to make reference to the subject matter of the disagreement in connection with its reports on the Predecessor Fund's financial statements. BBD's audit report for the Predecessor Fund's financial statements for the fiscal year ended May 31, 2005 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.